FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated September 20, 2007 by Excel Maritime Carriers Ltd. To Present at the Jefferies Shipping Conference in New York

Exhibit 1

NEWS RELEASE for September 20, 2007

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

       www.excelmaritime.com

Excel Maritime Carriers (EXM) to Present

at the Jefferies Shipping Conference in New York

ATHENS, GREECE - September 20, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that the company’s Chief Financial Officer, Lefteris Papatrifon, will be presenting at the Jefferies Fourth Annual Shipping Conference, which will take place in New York City on Wednesday, September 26, 2007.

A live and then archived audio webcast of Excel’s presentation will be available on the Jefferies website at http://www.wsw.com/webcast/jeff19/exm. A PDF version will also be available in the Investor Relations section of the Excel Maritime corporate website at www.excelmaritime.com.

About Excel Maritime Carriers Ltd.

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,249 dwt. In addition, the company has agreed to acquire two Supramax vessels, expected to be delivered to the Company within the fourth quarter 2007. Upon delivery of these vessels the Company will have a fleet of 18 vessels (ten Panamax, two Supramax and six Handymax vessels) with a total carrying capacity of 1,074,022 deadweight tons. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: September 20, 2007

 By: /s/ Christopher J. Georgakis

 ---------------------------------------------

 Christopher J. Georgakis

President and Chief Executive Officer